Exhibit 99.1

Ballard to Present at the LD Micro Main Event Conference in Los Angeles

VANCOUVER, Nov. 27, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced today that Guy McAree, Director of Investor Relations, will present at LD Micro's 10th Annual Main Event Conference at the Luxe Sunset Boulevard Hotel located in Los Angeles, California on Tuesday, December 5th.

During his presentation, Mr. McAree will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Throughout the day he will also be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/27/c2676.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 27-NOV-17